UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25 NOTIFICATION
OF LATE FILING
SEC FILE NUMBER 001-11155
CUSIP NUMBER 960878106
(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2017
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N -SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant	Westmoreland Coal Company
Former Name if Applicable	N/A
Address of Principal Executive Office	9540 South Maroon Circle, Suite 300
City, State and Zip Code	Englewood, Colorado 80112

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Westmoreland Coal Company (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 within the prescribed time period without unreasonable effort or expense for the following reason.

The principal reason for this delay is the time, effort, and resources involved in preparing the previously announced restatement of certain of the Company’s financial statements and, as a result, the time and resources required to complete the Company’s 2016 Annual Report on Form 10-K (the “Restated 2016 Form 10-K”), which included its restated annual financial statements for the years ended December 31, 2015, 2014 and 2013, and interim unaudited consolidated financial statements as of and for the quarters ended September 30, June 30, and March 31, 2016 and 2015. The Restated 2016 Form 10-K was filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2017.

Because of the significant time, effort, and resources required to complete the Restated 2016 Form 10-K, the Company was substantially delayed in initiating its first quarter 2017 close process, correspondingly causing a delay in the preparation of the first quarter 2017 financial statements and its first quarter 2017 Form 10-Q. The Company plans to file its first quarter Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary A. Kohn	720	354-4467
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, the Company is currently in the process of completing the preparation of its financial statements for its fiscal quarter ended March 31, 2017, and the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the quarter ended March 31, 2017 compared to the corresponding period in 2016 until the preparation of its first quarter 2017 financial statements are completed with a reasonable degree of assurance.

Cautionary Note Regarding Forward-Looking Statements
This Form 12b-25 contains statements that may be deemed to be forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including the Company’s statements regarding the anticipated timing of filing of its first quarter 2017 Form 10-Q. These statements are not historical facts but rather are based on the Company’s current expectations, estimates and projections regarding the Company’s business, operations and other factors relating thereto. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. Factors that could cause actual results to differ from those reflected in forward-looking statements include, but are not limited to, uncertainties related to accounting issues generally and other risks and uncertainties described in the Company’s filings with the SEC. New risks and uncertainties emerge from time to time and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 12b-25. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s expectations, objectives or plans will be achieved in the time frame anticipated or at all. Investors are cautioned not to place undue reliance on the Company’s forward-looking statements and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Westmoreland Coal Company

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 5, 2017 By /s/ Gary A. Kohn
Gary A. Kohn
Chief Financial Officer

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).